   As filed with the Securities and Exchange Commission on November 4, 1998
                         Registration No. 333-_______


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                        CALYPTE BIOMEDICAL CORPORATION
            (Exact name of registrant as specified in its charter)


            DELAWARE                           3826                06-1226727
(State or other jurisdiction of   (Primary Standard Industrial  (I.R.S. employer
incorporation or organization)    Classification Code Number)    identification
                                                                    number)

        1440 FOURTH STREET, BERKELEY, CALIFORNIA 94710, (510) 749-5100 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               _________________

                               WILLIAM A. BOEGER
   President, Chief Executive Officer and Chairman of the Board of Directors
                        Calypte Biomedical Corporation
                              1440 Fourth Street
                          Berkeley, California 94710
                                (510) 749-5100

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               _________________

                                  Copies to:

                              SARAH O'DOWD, ESQ.
                        Heller Ehrman White & McAuliffe
                             525 University Avenue
                          Palo Alto, California 94301
                            (650) 324-7000 (phone)
                            (650) 324-0638 (fax)

                               _________________

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                               _________________

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED               PROPOSED
                                                AMOUNT               MAXIMUM               MAXIMUM
     TITLE OF SHARES TO BE REGISTERED            TO BE           OFFERING PRICE           AGGREGATE                AMOUNT OF
                                              REGISTERED          PER SHARE (1)         OFFERING PRICE         REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value                 3,102,500              $1.062              $3,294,855               $916
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------




(1) Estimated in accordance with Rule 457(c) for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Company's Common Stock on the Nasdaq SmallCap Market on October 29, 1998.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 4, 1998


PROSPECTUS


                        CALYPTE BIOMEDICAL CORPORATION
                       3,102,500 Shares of Common Stock


     These shares may be offered and sold from time to time by certain Stockholders of the company identified in this prospectus. See "Selling Stockholders." The Selling Stockholders acquired the shares in connection with a Common Stock Purchase Agreement, dated November 2, 1998, among the company and the Selling Stockholders. The Selling Stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.


     Our common stock trades on the Nasdaq SmallCap Market under the symbol "CALY". On October 29, 1998, the last reported sale price of the common stock on the Nasdaq SmallCap Market was $1.00 per share.


     Beginning on page 3, we have listed several "RISK FACTORS" which you should consider. You should read the entire prospectus carefully before you make your investment decision.

                               _________________

     The Securities and Exchange Commission and state regulatory authorities have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               _________________











               THE DATE OF THIS PROSPECTUS IS ___________, 1998

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Stockholders are offering to sell, and seeking offers to buy, shares of Calypte Biomedical Corporation common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

     In this prospectus, the "company," the "Registrant," "Calypte Biomedical," "we," "us," and "our" refer to Calypte Biomedical Corporation.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including Calypte Biomedical) may be found.

     This prospectus is part of a registration statement that we filed with the SEC (Registration No. ______). The registration statement contains more information than this prospectus regarding Calypte Biomedical and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet site.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.


              SEC Filing
          (FILE NO. 0-20985)                    PERIOD/FILING DATE
          ------------------                    ------------------
Annual Report on Form 10-K                 Year ended December 31, 1997

Quarterly Reports on Form 10-Q             Quarter ended March 31, 1998
                                           Quarter ended June 30, 1998

Description of Common Stock contained      July 10, 1996
in Registration Statement on Form 8-A


You may request a copy of these documents, at no cost, by writing to:

     Calypte Biomedical Corporation
     1440 Fourth Street
     Berkeley, California 94710
     Attention: President
     Telephone: (510) 749-5100.

                          FORWARD-LOOKING INFORMATION

     Statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A number of risks and uncertainties, including the those discussed under the caption "Risk Factors" below and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.

                                 RISK FACTORS

     YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, ALONG WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN DECIDING WHETHER TO INVEST IN OUR SHARES. THESE FACTORS, AMONG OTHERS, MAY CAUSE ACTUAL RESULTS, EVENTS OR PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS WE MADE IN THIS PROSPECTUS.

     UNCERTAINTY OF MARKET ACCEPTANCE; LACK OF SALES AND MARKETING EXPERIENCE. Our products incorporate a new method of determining the presence of HIV antibodies. There can be no assurance that we will obtain:

     - any significant degree of market acceptance among physicians, patients or health care payors; or
     - recommendations and endorsements by the medical community which are essential for market acceptance of the products.

The failure of our products to obtain market acceptance would have a material adverse effect on the company.

     In addition, we have no experience marketing and selling our products either directly or through our distributors. The success of our products depends upon alliances with third-party distributors. There can be no assurance that:

     -    our direct selling efforts will be effective;
     -    our distributors will market successfully our products; or
     - if our relationships with distributors terminate, we will be able to establish relationships with other distributors on satisfactory terms, if at all.

Any disruption in our distribution, sales or marketing network could have a material adverse effect on the company.


     HISTORY OF OPERATING LOSSES; NEED FOR ADDITIONAL FINANCING. We have incurred losses in each year since our inception. Our net loss for the six months ended June 30, 1998 was $3.8 million. In addition to the money that we raise from the Selling Shareholders named in this Prospectus, we believe that we will need to raise more money in the next six months to continue to finance our operations.



     We may not be able to obtain additional financing on acceptable terms, or at all. Any failure to raise additional financing will likely place us in significant financial jeopardy.


       DEPENDENCE ON A SINGLE PRODUCT. Our HIV-1 urine-based screening test product is our only product. Accordingly, we may have to cease operations if our screening test fails to achieve market acceptance or generate significant revenues.

     RELIANCE ON PROPRIETARY TECHNOLOGY AND KNOW-HOW. Our success and ability to compete effectively depends in large part on our ability to:

     -    protect our patents and proprietary rights; and
     -    develop and maintain proprietary aspects of our technology.

     We currently have the right to use certain patents and proprietary rights related to the manufacture and sale of our products under licensing agreements with New York University, Cambridge, Repligen, and the Texas A&M University System. There can be no assurance that the rights we have under these licensing agreements are sufficient or that we can adequately protect those rights.

     DEPENDENCE UPON SOLE SOURCE SUPPLIERS. We rely on single sources for several of the components used in the manufacture of our products. We can not quickly replace the suppliers of single-source components. Any delay or interruption in the supply of these components could have a material adverse effect on the company by significantly impairing our ability to manufacture products in sufficient quantities, particularly as we increase our manufacturing activities in support of commercial sales.

     LIMITED MANUFACTURING EXPERIENCE; SCALE-UP RISK. We have limited experience in manufacturing our products and no experience in manufacturing our products in commercial quantities. We may encounter difficulties in scaling-up production of new products, including problems involving:

     -    production yields;
     -    quality control and assurance;
     -    raw material supply; and
     -    shortages of qualified personnel.

     In addition, we will need to implement manufacturing at our facility in Alameda, California if the initial demand for our product exceeds the capacity of our Berkeley, California facility. Before we begin to manufacture our product at the Alameda facility, we must apply for and obtain FDA approval for that facility. Delays in receiving the FDA's approval or other difficulties which we encounter in scaling-up our manufacturing capacity to meet demand could have a material adverse effect on the company.

     DEPENDENCE UPON INTERNATIONAL DISTRIBUTORS AND SALES. We anticipate that international distributor sales will generate a significant portion of our revenues for the next several years. The following risks common to international sales and operations may limit or disrupt our international sales:

     -    the imposition of government controls;
     -    export license requirements;
     -    political instability;
     -    trade restrictions;
     -    changes in tariffs;
     -    difficulties in managing international operations; and
     -    fluctuations in foreign currency exchange rates.

     Some of our distributors have limited international marketing experience. There can be no assurance that these distributors will be able to market successfully our products in foreign markets.

     INTENSE COMPETITION IN THE COMPANY'S MARKETS AND RAPID TECHNOLOGICAL ADVANCES BY COMPETITORS. Competition in the IN VITRO diagnostic market is intense. We expect competition to increase. Within the United States, our competitors include a number of well-established manufacturers of blood-based enzyme immunoassays, plus at least one system for the detection of HIV antibodies using oral fluid samples. Many of our competitors have significantly greater financial, marketing and distribution resources than we do. Several of these competitors may have already submitted applications to the FDA for approval of their over-the-counter (OTC) products. Our competitors may succeed in developing or marketing technologies and products that are more effective than ours.

     These developments could render our technologies or products obsolete or noncompetitive or otherwise have a material adverse effect on the company.

     POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS. The factors listed below, some of which we can not control, may cause our revenues and results of operations to fluctuate significantly:

     -    actions relating to regulatory matters;
     -    the extent to which our products gain market acceptance;
     -    the timing and size of distributor purchases;
     -    introductions of alternative means for testing for HIV; and
     -    general economic conditions.

     EXTENSIVE GOVERNMENT REGULATION. Numerous governmental authorities in the United States and other countries regulate our products. The FDA regulates our products under federal statutes and regulations related to preclinical and clinical testing, manufacturing, labeling, distribution, sale and promotion of medical devices in the United States.

     If the company fails to comply with FDA regulations, or the FDA believes that the company is not in compliance with such regulations, the FDA can:

     -    detain or seize our products;
     -    issue a recall of our products;
     -    prohibit marketing and sales of our products; and
     - assess civil and criminal penalties against the company, its officers or its employees.

     We also plan to sell our products in certain foreign countries where they may be subject to similar local regulatory requirements. The imposition of any of the sanctions described above could have a material adverse effect on the company.

     The regulatory approval process in the United States and other countries is expensive, lengthy and uncertain. We may not obtain necessary regulatory approvals or clearances in a timely manner, if at all. We may lose previously obtained approvals or clearances or fail to comply with regulatory requirements. The occurrence of any of these events would have a material adverse effect on the company.

     ESTABLISHMENT AND REGULATION OF REFERENCE LABORATORY. In connection with seeking approval for an OTC home urine collection kit for HIV-1 testing, we may establish a clinical reference laboratory. If the necessary regulatory approvals are obtained, the reference laboratory would test for HIV using our urine-based HIV-1 test and receive home-collected urine for HIV testing. In addition, we may have to offer counseling to laboratory customers in connection with the reporting of results. A reference laboratory, especially for HIV testing, involves a number of risks. To establish a reference laboratory, we must:

     -    seek to hire and retain laboratory personnel;
     -    purchase necessary equipment;
     -    secure required permits;
     -    incur marketing expenses;
     -    obtain customers; and
     -    comply with government regulations.

We may not be able to establish the laboratory or receive the regulatory approvals required for its operation.

     PRODUCT LIABILITY AND RECALL RISK; LIMITED INSURANCE COVERAGE. The company manufactures medical diagnostic products which subject it to risks of product liability claims or product recalls, particularly in the event of false positive or false negative reports. We maintain $10,000,000 of product liability insurance. However, product liability insurance is expensive. In the future we may not be able to obtain coverage on acceptable terms, if at all. Moreover, our insurance coverage may not adequately protect us from liabilities which we incur in connection with clinical trials or sales of our products. A product recall or a successful product liability claim or claims which exceed our insurance coverage could have a material adverse effect on the company.

     HAZARDOUS MATERIALS. Our research and development involves the controlled use of hazardous materials. There can be no assurance that our safety procedures for handling and disposing of such materials will comply with applicable regulations. In addition, we can not eliminate the risk of accidental contamination or injury from these materials. The company may be held liable for damages from such an accident and that liability could have a material adverse effect on the company.

     DEPENDENCE UPON KEY PERSONNEL.  Our success depends upon:

     - the ability of key management and technical personnel to manage our transition to commercial-scale operations; and
     - our ability to attract and retain additional highly-qualified management and technical personnel to oversee that transition.

     We face intense competition for qualified personnel. Many of our employees and potential employees often receive competing employment offers. There can be no assurance that we will be able to attract and retain such personnel. The loss of the services of one or more of our key employees could have a material adverse effect on the company.

     POSSIBLE VOLATILITY OF STOCK PRICE. The market price of our common stock, which is quoted on the NASDAQ SmallCap Market System, is likely to be highly volatile due to the following factors:

     - price and volume fluctuations in the stock market at large which do not relate to the company's operating performance;
     -    fluctuations in our operating results;

     - announcements of technological innovations or new products which we or our competitors make;
     -    FDA and international regulatory actions;
     -    actions with respect to reimbursement matters;
     -    developments with respect to patents or proprietary rights;
     -    public concern as to the safety of products that we or others develop;
     -    changes in health care policy in the United States or abroad; and
     - changes in stock market analysts' recommendations regarding the company, other medical products companies or the medical product industry generally.

     POTENTIAL ADVERSE EFFECT ON MARKET PRICE OF SHARES ELIGIBLE FOR FUTURE SALE. Nearly all outstanding shares of our common stock are freely tradeable. Sales of common stock in the public market could materially adversely affect the market price of our common stock. Such sales also may inhibit our ability to obtain future equity or equity-related financing on acceptable terms.

     ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. Certain provisions of our Certificate of Incorporation and Bylaws could:

     -    discourage potential acquisition proposals;
     -    delay or prevent a change in control of the company;
     - diminish stockholders' opportunities to participate in tender offers for our common stock, including tender offers at prices above the then current market price; or
     - inhibit increases in the market price of our common stock that could result from takeover attempts.

     LIMITED PUBLIC MARKET; POSSIBLE REMOVAL FROM NASDAQ SMALLCAP. The public trading volume of our common stock has been relatively limited. A consistently active trading market for our common stock may not develop.

     In addition, the Nasdaq Stock Market has inquired whether the company continues to meet the maintenance criteria for trading on the Nasdaq SmallCap Market. We currently meet the maintenance criteria but our ability to continue to do so will depend on whether we become profitable or are able to raise additional financing. The public trading volume of our common stock and the ability of our stockholders to sell their shares could be significantly impaired if we fail to meet the maintenance criteria and are consequently removed from the Nasdaq SmallCap Market.


     YEAR 2000 The Company has a formal Year 2000 Program focusing on five key readiness areas: 1) hardware, addressing information technology; 2) software, addressing business, research, financial, inventory planning, production control, product distribution and customer support areas; 3) firmware, addressing built-in microprocessors that control production and non-production equipment; 4) third party suppliers of critical inventory; and
5) third party service providers.



     The Company established a Year 2000 Task Force earlier this year. The task force is systematically examining each of the five key readiness areas by 1) identifying items with Year 2000 compliance concerns; 2) assessing the risk and impact of noncompliance for each item identified; and 3) correcting non-compliant items and testing the corrections to ensure readiness at both component and system levels. The task force shall develop contingency plans if it discovers areas where there is a substantial possibility that Year 2000 compliance will not be achieved. The Company plans to complete the identification of Year 2000 compliance concerns by the end of 1998. We expect to complete risk assessment in each area by May, 1999 and the correction, testing and the development of contingency plans will follow. We have presently completed correction and testing in the Hardware readiness area and it is now Year 2000 compliant. To date the Company has spent approximately $2300 on its Year 2000 program.



     We estimate that total Year 2000 costs to upgrade systems within the Company will range from $4,000 to $15,000 with the majority of costs to be incurred in the next eighteen months. At this time we do not anticipate that the company will incur significant operating expenses or be required to invest heavily in computer system improvements because our manufacturing process does not rely heavily on automation and our existing computer hardware has proven to be Year 2000 compliant. However the Company is continuing to assess and develop alternatives that will require refinement of its cost estimate over time. There can be no assurance that there will not be a delay in, or increased costs associated with, our Year 2000 compliance program. Since our program is ongoing, all potential Year 2000 complications have not yet been identified. Therefore, the potential impact of possible complications on the Company's financial condition and results of operations cannot be determined at this time. If computer systems used by the Company or its suppliers or the product integrity of products provided to the Company by suppliers fail or experience significant difficulties related to the Year 2000, the Company's operations and financial condition could be adversely effected.

                                CAPITALIZATION


     The following table sets forth the actual capitalization of the Company at June 30, 1998 and the actual capitalization pro forma and as adjusted assuming the sale by the Company of 3,102,500 shares of Common Stock pursuant to the Purchase Agreement at a price of $1.00 per share and the application of the net proceeds therefrom (after deduction of estimated commissions and estimated offering expenses).




                                                                                                             JUNE 30, 1998
                                                                                                   ---------------------------------
                                                                                                                          PRO FORMA
                                                                                                                           AND AS
                                                                                                   ACTUAL                ADJUSTED(1)
                                                                                                   ------                -----------
                                                                                                      (IN THOUSANDS, EXCEPT SHARE
                                                                                                          AND PER SHARE DATA)
Long-term portion of capital lease obligations.........................................            $    118              $    118
Mandatorily Redeemable Series A Preferred Stock, $0.001 par value;
  no shares authorized; 100,000 shares issued and outstanding;
  aggregate redemption and liquidation value of $1,000 plus cumulative
  dividends ...........................................................................               2,036                 2,036
Stockholders' equity (deficit):
  Preferred Stock, $0.001 par value, 5,000,000 shares authorized;
    no shares issued and outstanding, actual and as adjusted ..........................                   -                     -
  Common Stock, $0.001 par value, 20,000,000 shares authorized;
  13,414,073 shares issued and outstanding, as of June 30, 1998;
  16,516,573 shares issued and outstanding, as adjusted(1) ............................                  13                    17
Additional paid-in capital ............................................................              56,958                59,798
Deferred compensation .................................................................                (335)                 (335)
Deficit accumulated during development stage ..........................................             (52,097)              (52,097)
                                                                                                   --------              --------
  Total stockholders' equity (deficit) ................................................               4,539                 7,383
                                                                                                   --------              --------
                                                                                                   --------              --------
    Total capitalization ..............................................................            $  6,693              $  9,537
                                                                                                   --------              --------
                                                                                                   --------              --------



_____________________


(1) Includes 3,102,500 shares to be issued pursuant to the Purchase Agreement. Excludes (i) 887,053 reserved for issuance pursuant to the Company's stock option plans and (ii) 285,838 shares reserved for issuance pursuant to the Company's Employee Stock Purchase Plan.


                             SELLING STOCKHOLDERS


     The Shares covered by this Prospectus were acquired from the Company pursuant to the Purchase Agreement for an aggregate purchase price of $3,102,500 ($1.00 per share). The offer and sale by the Company of the Common Stock to the Selling Stockholders pursuant to the Purchase Agreement was made pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(2) thereof. The Purchase Agreement contains representations and warranties as to each Selling Stockholder's status as an "accredited investor" as such term is defined in Rule 501 promulgated under the Securities Act. The Company has agreed to pay Pacific Growth Equities, Inc. ("PGE") approximately $210,000 upon the closing of the sale for certain investment advisory services and for placement agent fees in connection with sales to certain purchasers, as well as for other advisory services unconnected to the offering. In addition, the Company agreed to reimburse PGE for its reasonable out-of-pocket expenses incurred in connection with the offering, including the reasonable fees and expenses of PGE's counsel, up to a maximum of $50,000.

     Pursuant to the Purchase Agreement, each Selling Stockholder has represented that it acquired the Shares for investment and with no present intention of distributing the Shares. The Company agreed, in such Purchase Agreement, to prepare and file a registration statement as soon as practicable and to bear all expenses other than fees and expenses of counsel for the Selling Stockholders and underwriting discounts and commissions and brokerage commissions and fees. In addition, and in recognition of the fact that the Selling Stockholders, even though purchasing the Shares without a view to distribution, may wish to be legally permitted to sell the Shares when each deems appropriate, the Company filed with the Commission a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to, among other things, the resale of the Shares from time to time at prevailing prices in the over-the-counter market or in privately-negotiated transactions and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the earliest of (A) the second anniversary date of the Closing, (B) such date as all of the Shares have been resold or (C) such time as all of the Shares held by the Purchasers can be sold within a given three-month period pursuant to Rule 144 under the Securities Act.

     None of the Selling Stockholders has had a material relationship with the Company within the past three years except as a result of the ownership of the Shares or other securities of the Company and as set forth in the notes to the following table.


     The following table sets forth the name of the Selling Stockholders, the number of shares of Common Stock owned beneficially by the Selling Stockholders as of September 30, 1998 (as adjusted to give effect to the purchases under the Purchase Agreement) and the number of shares that may be offered pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholders. There are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time.

                                                               Common
                                            Common Stock        Stock           Common Stock
                                         Beneficially Owned     to be        Beneficially Owned
                                         Prior to Offering(1)   Sold         After Offering(1)
                                         --------------------   ----         -----------------
Holder                                   Number      Percent                 Number     Percent
-------------------------------------------------------------------------------------------------
Clarion Capital Corp.                  400,000      2.4       400,000            -      -

Clarion Partners, L. P.                300,000      1.8       300,000            -      -

Clarion Offshore Fund Ltd.             100,000      *         100,000            -      -

Atlas II, L.P.                         810,000      4.9       610,000        200,000    1.2

R.J. Capital, L.P.                     190,000      1.2        90,000        100,000    *

Winston Partners L.P.                  100,000      *         100,000            -      -

Winston Partners II L.L.C.             100,000      *         100,000            -      -

MAC & Co. (Mellon Hathaway Equity)     602,500      3.6       150,000        452,500    2.7

H&Q Health Care Investors              861,576      5.2       360,000        501,576    3.0

H&Q Life Sciences Investors            572,417      3.5       240,000        332,417    2.0

Porter Partners, L.P.                  200,000      1.2       200,000            -      -

Apollo Medical Partners                150,000      *         150,000            -      -

Robert Ryan, M.D. &                    100,000      *         100,000            -      -

Patricia Ryan

Stephen J. Massoca (2)                 150,000      *         150,000            -      -

C. Fred Toney (2)                       35,000      *          20,000         15,000    *

Todd J. Kenck (2)                        7,500      *           7,500            -      -

David E. Collins (3)                    95,958      *          25,000         70,958    *
-------------------------------------------------------------------------------------------------
TOTALS                               4,774,951      28.8    3,242,500      1,672,451    9.8


_____________________

*  Less than 1%


(1) Applicable percentage of ownership is based on 13,428,194 shares of Common Stock outstanding as of October 26, 1998, and assumes the sale and issuance of 3,102,500 shares of Common Stock pursuant to the Purchase Agreement.


(2) Stockholder is affiliated with Pacific Growth Equities, Inc., the underwriter for the Company's initial public offering and the placement agent for the sale of the Shares to the Selling Stockholders.


(3) Stockholder is a member of the Board of Directors of Calypte Biomedical Corp. and is entitled to exercise options for the purchase of additional shares. The table includes shares subject to options exercisable by stockholder within sixty days of September 30, 1998.


                             PLAN OF DISTRIBUTION

     All or a portion of the shares offered hereby by the Selling Stockholders may be delivered and/or sold in transactions from time to time on the over-the-counter market, on the Nasdaq SmallCap Market (or any other exchange on which the shares may be listed), in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices and/or may also be used to cover any short positions previously established. The Selling Stockholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders. The Selling Stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the company has agreed to indemnify the Selling Stockholders with respect to the shares offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act, or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

     Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to the common stock of the company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the company's common stock by the Selling Stockholders.

     The Selling Stockholders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by them. The shares offered hereby are being registered pursuant to contractual obligations of the company, and the company has paid the expenses of the preparation of this prospectus. We have not made any underwriting arrangements with respect to the sale of shares offered hereby.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Heller Ehrman White & McAuliffe, Palo Alto, California, counsel to the Company in connection with the offering.

                                    EXPERTS


     The financial statements of Calypte Biomedical Corporation and subsidiary (a development stage enterprise) as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 and for the period from February 18, 1988 (inception) through December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.



     Securities and Exchange Commission
            Registration Fee . . . . . . . . . . . . . . . . . . . . . . . $   957
     Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . .  30,000
     Accounting fees and expenses. . . . . . . . . . . . . . . . . . . . .   5,000
     Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6,011
     Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $41,968
                                                                            _____



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article VIII of the Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 16.  EXHIBITS



Exhibit       Description
-------       -----------
  4.1         Common Stock Purchase Agreement between Registrant and the Selling
              Stockholders, dated November 2, 1998

  5.1         Opinion of Heller Ehrman White & McAuliffe

 23.1         Consent of Heller Ehrman White & McAuliffe
              (filed as part of Exhibit 5.1)

 23.2         Consent of KPMG Peat Marwick LLP, Independent Auditors

 24.1         Power of Attorney (see page II-3)



ITEM 17.  UNDERTAKINGS

     A.  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Berkeley, State of California, on November 2, 1998.

                                       CALYPTE BIOMEDICAL CORPORATION

                                       /S/ WILLIAM A. BOEGER
                                       -----------------------------------------
                                       William A. Boeger
                                       President, Chief Executive Officer and
                                       Chairman of the Board of Directors

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints William A. Boeger and John J. DiPietro his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


SIGNATURE                         TITLE                                                  DATE
---------                         -----                                                  ----
/S/ WILLIAM A. BOEGER             President, Chief Executive Officer and Chairman of     November 2, 1998
-----------------------------     Board of Directors (Principal Executive Officer)
William A. Boeger

/S/ HOWARD B. URNOVITZ, PH.D.     Chief Science Officer and Director                     November 2, 1998
-----------------------------
Howard B. Urnovitz, Ph.D.

/S/ JOHN J. DIPIETRO              Chief Operating Officer, Vice President--Finance,      November 2, 1998
-----------------------------     Chief Financial Officer and Secretary (Principal
John J. DiPietro                  Financial and Accounting Officer)

/S/ DAVID COLLINS                 Director                                               November 2, 1998
-----------------------------
David Collins

/S/ JULIUS R. KREVANS, M.D.       Director                                               November 2, 1998
-----------------------------
Julius R. Krevans, M.D.

/S/ MARK NOVITCH, M.D.            Director                                               November 2, 1998
-----------------------------
Mark Novitch, M.D.

/S/ ZAFAR I. RANDAWA, PH.D.       Director                                               November 2, 1998
-----------------------------
Zafar I. Randawa, Ph.D.

/S/ PAUL FREIMAN                  Director                                               November 2, 1998
-----------------------------
Paul Freiman

                        CALYPTE BIOMEDICAL CORPORATION

                               INDEX TO EXHIBITS



Exhibit No.        Description
-----------        -----------
    4.1            Common Stock Purchase Agreement between Registrant and the
                   Selling Stockholders, dated November 2, 1998

    5.1            Opinion of Heller, Ehrman, White & McAuliffe

   23.1 Consent of Heller, Ehrman, White & McAuliffe (filed as part of Exhibit 5)

   23.2            Consent of KPMG Peat Marwick LLP, Independent Auditors

   24.1            Power of Attorney (see page II-3)
